SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Amendment No. 4

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

FOX & HOUND RESTAURANT GROUP

(Name of subject company (Issuer))

F&H FINANCE CORP.

FOX ACQUISITION COMPANY

LEVINE LEICHTMAN CAPITAL PARTNERS III, L.P.

LEVINE LEICHTMAN CAPITAL PARTNERS III - AMICUS FUND, L.P.

(Names of Filing Persons (Offerors))

Common Stock, $0.01 par value per share	351321104
(Title of classes of securities)	(CUSIP number of common stock)

Lauren B. Leichtman Levine Leichtman Capital Partners, Inc. 335 North Maple Drive, Suite 240 Beverly Hills, California 90210 (310) 275-5335

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

Richard J. Welch, Esq.

Bingham McCutchen LLP

355 S. Grand Ave., Suite 4400

Los Angeles, California 90071

(213) 680-6400

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$171,386,456	$18,339

(1)	Estimated for purposes of calculating the filing fee only. The calculation of the filing fee is described on the cover page to Amendment No. 2 to Schedule TO filed on January 18, 2006.
(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $107 for each $1,000,000 of value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$17,736	Amount Previously Paid:	$603
Form of Registration No.:	Schedule TO	Form of Registration No.:	Schedule TO
Filing Party: Fox Acquisition Company		Filing Party: Fox Acquisition Company
Date Filed: January 6, 2006		Date Filed: January 18, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 4 to the Tender Offer Statement on Schedule TO (this “Amendment”), filed with the Securities and Exchange Commission (the “SEC”) on January 25, 2006, amends and supplements the Tender Offer Statement on Schedule TO (the “Initial Statement”) filed with the SEC on January 6, 2006, as amended and supplemented by Amendment No. 1 to the Initial Statement filed with the SEC on January 17, 2006, Amendment No. 2 to the Initial Statement filed with the SEC on January 18, 2006 and Amendment No. 3 to the Initial Statement filed with the SEC on January 20, 2006 (the “Amendments,” together with the Initial Statement, the “Amended Statement”), and relates to the offer by F&H Finance Corp., a Delaware corporation (“Offeror”) and a wholly-owned subsidiary of Fox Acquisition Company, a Delaware corporation (“FAC”), which is a wholly-owned subsidiary of Levine Leichtman Capital Partners III, L.P., a California limited partnership (“LLCP”), and Levine Leichtman Capital Partners III - Amicus Fund, L.P., a California limited partnership (“LLCP - Amicus”), to purchase all outstanding shares of Common Stock, par value $0.01 per share (the “Shares”), of Fox & Hound Restaurant Group, a Delaware corporation (the “Company”), for $16.00 per Share, net to the seller in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 6, 2006 (the “Initial Offer to Purchase”), and the related original (blue) Letter of Transmittal, as amended and supplemented by the Supplement to the Offer to Purchase, dated January 20, 2006 (the “Supplement” and, together with the Initial Offer to Purchase, the “Offer to Purchase”), and related revised (yellow) Letter of Transmittal (which, together with the Offer to Purchase, and any amendments or supplements thereto, collectively constitute the “Offer”). Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Offer to Purchase.

The Offer is made pursuant to the Amended and Restated Agreement and Plan of Merger, dated as of January 17, 2006 (the “Amended Merger Agreement”), among Offeror, FAC and the Company.

Pursuant to the Amended Merger Agreement, Offeror has amended the Offer by offering to purchase all outstanding Shares at a price of $16.00 per Share, net to the seller in cash, without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase.

The information in the Offer to Purchase and the related revised (yellow) Letter of Transmittal, as amended or supplemented prior to the date hereof, is incorporated in this Amendment by reference to all of the applicable items in the Amended Statement, except that such information is hereby amended and supplemented to the extent specifically provided herein.

A. Items 1, 3, 4 and 11

Item 1 “Summary Term Sheet,” Item 3 “Identity and Background of Filing Person,” Item 4 “Terms of the Transaction” and Item 11 “Additional Information” of the Amended Statement, each of which incorporate by reference the information contained in the Offer to Purchase, are hereby amended as follows:

1. The subsection “Parties to the Tender Offer” in the Section of the Offer to Purchase entitled “Summary Term Sheet” is hereby amended and restated in its entirety as follows:

“F&H Finance Corp. is offering to purchase all of the outstanding shares of common stock of Fox & Hound Restaurant Group for $16.00 per share in cash. F&H Finance Corp. is a wholly-owned subsidiary of Fox Acquisition Company, which is a wholly-owned subsidiary of Levine Leichtman Capital Partners III, L.P. F&H Finance Corp. and Fox Acquisition Company were formed by Levine Leichtman Capital Partners III, L.P. for the purpose of acquiring the Company. Levine Leichtman Capital Partners III, L.P. and Levine Leichtman Capital Partners III - Amicus Fund, L.P. are providing a portion of the financing for the acquisition. See Section 9 ‘Certain Information Concerning Offeror, FAC and Certain Affiliates’ and Section 10 ‘Source and Amount of Funds’ of this Offer to Purchase.”

2. The first question and answer in the Section of the Offer to Purchase entitled “Questions and Answers” are hereby amended and restated in their entirety as follows:

“Who is offering to buy my securities?

F&H Finance Corp. is a Delaware corporation and a wholly-owned subsidiary of Fox Acquisition Company, a Delaware corporation. Fox Acquisition Company is a wholly-owned subsidiary of Levine Leichtman Capital Partners III, L.P., a California limited partnership. F&H Finance Corp. and Fox Acquisition Company were formed for the sole purpose of acquiring the Company and have carried on no activities other than in connection with the acquisition of the Company. Levine Leichtman Partners III, L.P. and one of its affiliates, Levine Leichtman Capital Partners III - Amicus Fund, L.P. are providing a portion of the financing for the acquisition. See the ‘Introduction,’ Section 9 ‘Certain Information Concerning Offeror, FAC and Certain Affiliates’ and Section 10 ‘Source and Amount of Funds’ of this Offer to Purchase.

Unless the context indicates otherwise, we will use the terms ‘us,’ ‘we’ and ‘our’ in this Offer to Purchase to refer to F&H Finance Corp. and, where appropriate, Fox Acquisition Company, Levine Leichtman Capital Partners III, L.P., Levine Leichtman Capital Partners III - Amicus Fund, L.P. and Levine Leichtman Capital Partners, Inc.”

B. Items 4 and 11

Item 4 “Terms of the Transaction” and Item 11 “Additional Information” of the Amended Statement, each of which incorporate by reference the information contained in the Offer to Purchase, are hereby amended as follows:

1. The first sentence under the subheading “Determinations of Validity” in Section 3 of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by

Offeror, in its sole discretion, and its determination will be final and binding on all parties, subject to the tendering stockholder’s right to bring any dispute with respect thereto before a court of competent jurisdiction.”

2. The heading of Section 5 of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“5. Material Federal Income Tax Consequences.”

3. The reference to Section 5 “Certain Federal Income Tax Consequences” in the Section of the Offer to Purchase entitled “Questions and Answers” is hereby amended to read “Material Federal Income Tax Consequences.”

4. The second paragraph of Section 5 of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“The federal income tax consequences set forth below are based upon current law. Because individual circumstances may differ, each holder of Shares should consult such holder’s own tax advisor to determine the applicability of the rules discussed below to such stockholder and the particular tax effects of the Offer and the Merger, including the application and effect of state, local and other tax laws.”

5. The last sentence of the penultimate paragraph of Section 8 of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“None of Offeror, FAC, LLCP, LLCP-Amicus (as defined in Section 9 of this Offer to Purchase) or Levine Leichtman prepared any of the Projections, and Offeror cautions Company stockholders not to place undue reliance on the foregoing Projections, for the reasons stated in this Section 8.”

6. Subsection (vi) of Section 15 of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“(vi) (A) the representations and warranties of the Company set forth in the Merger Agreement (other than the Fundamental Representations (as defined below)), shall not be true and correct as of the date of the expiration of the Offer (or, if the representation or warranty is expressly made as of an earlier date, as of such earlier date), except where the failure of such representations and warranties to be true and correct would not be reasonably expected to have a Company Material Adverse Effect (as defined below). For purposes of determining the truth and correctness of any of such representations and warranties, any reference in such representations and warranties to ‘materiality’ or ‘Material Adverse Effect’ shall be disregarded; or

(B) the Fundamental Representations shall not be true and correct in all material respects as of the date of the expiration of the Offer (or, if the representation or warranty is expressly made as of an earlier date, as of such earlier date).

For purposes of determining the truth and correctness of the representations and warranties, no update of or modification to the Company Disclosure Schedule to the Merger Agreement after the date of the Merger Agreement shall be considered.

‘Fundamental Representations’ means the representations and warranties of the Company set forth in Section 2.2(a) ‘Capitalization’ and Section 2.4 ‘Authorization and Binding Effect’ of the Merger Agreement, as described below.

In Section 2.2(a) ‘Capitalization’ of the Merger Agreement, the Company represents and warrants: (i) the number and classes of authorized and outstanding shares of Company stock, (ii) the number of Shares reserved for issuance pursuant to outstanding options, (iii) that all outstanding shares of Company stock and all shares of Company stock issuable pursuant to outstanding options are or will be when issued, duly authorized, validly issued, fully paid and non-assessable and (iv) that none of the outstanding securities of the Company have been issued in violation of any federal or state securities laws.

In Section 2.4 ‘Authorization and Binding Agreement’ of the Merger Agreement, the Company represents and warrants that (i) the Company has all requisite corporate power and authority to execute and deliver the Merger Agreement and to consummate the transactions contemplated thereby, (ii) the execution and delivery of the Merger Agreement and the consummation of the transactions contemplated thereby (including the Offer and the Merger), have been duly and validly authorized and approved by the Company’s Board of Directors and that such approval is sufficient to render inapplicable to the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement the provisions of Section 203 of the Delaware General Corporation Law, (iii) no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of the Merger Agreement or to consummate the transactions contemplated thereby (other than the requisite approval of the Merger by the stockholders of the Company), (iv) the Merger Agreement has been duly and validly executed and delivered by the Company and constitutes the legal, valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors’ rights generally and by principles of equity regarding the availability of remedies and (v) the Special Committee of the Company has recommended to the Company’s Board of Directors that the Board approve, and the Board has approved, the Merger Agreement, the Offer and the Merger.”

7. The final paragraph of Section 15 of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“The term ‘Company Material Adverse Effect’ means a material adverse effect on the business, financial condition or results of operations of the Company and its subsidiaries, taken as a whole, or the ability of the Company to consummate the transactions contemplated by the Merger Agreement, except in each case for any such effects resulting from, arising out of, or relating to:

(a) the taking of any action or incurring of any expense in connection with the Merger Agreement or the transactions contemplated thereby,

(b) the entry into or announcement of the Merger Agreement and the other transactions contemplated thereby,

(c) any change in or interpretations of (i) U.S. generally accepted accounting principles or (ii) any law or regulation,

(d) any change in interest rates or general economic conditions in the industries or markets in which the Company or any of its subsidiaries operates or affecting United States or foreign economies in general or in the United States or foreign financial, banking or securities markets, which changes do not affect the Company and its subsidiaries to a materially disproportionate degree as compared to the entities operating in such markets or industries or serving such markets,

(e) any action taken by FAC, Offeror or any of their respective affiliates, or

(f) any natural disaster or act of God.

‘Company Material Adverse Effect’ also does not include any changes, events, conditions, or effects relating solely to FAC or its subsidiaries’ financial condition, results of operation or business.

‘Company Takeover Proposal’ has the meaning given it in Section 13 of the Offer to Purchase under the subheading ‘Nonsolicitation Obligations and Exceptions.’

The term ‘Minimum Condition’ means the condition to the Offer that there be validly tendered in accordance with the terms of the Offer and not withdrawn prior to the expiration of the Offer that number of Shares which, together with Shares then owned by FAC or Offeror, would represent on the date of purchase at least a majority of the outstanding Shares on a fully-diluted basis.

The term ‘Purchaser Material Adverse Effect’ means a material adverse effect on the business, assets, condition (financial or otherwise), liabilities or the results of operations of FAC and its subsidiaries taken as a whole or on the ability of the Company to consummate the transactions contemplated by this Agreement, and except in each case for any such effects resulting from, arising out of, or relating to the taking of any action contemplated by the Merger Agreement.

The foregoing conditions are for the sole benefit of FAC and Offeror and may be asserted by FAC or Offeror or may be waived by FAC or Offeror, in whole or in part, at any time and from time to time prior to the expiration of the Offer, in their reasonable discretion. If an Offer Condition is triggered, and Offeror nevertheless decides to proceed with the Offer, such decision shall constitute a waiver of such Offer Condition with respect to the events triggering such Offer Condition. Notwithstanding the foregoing, neither FAC nor Offeror will rely on the foregoing language to tacitly waive a condition of the Offer by failing to expressly assert it. The offer by an affiliate of Newcastle/Steel to acquire the Company, as such offer has been publicly disclosed through the date hereof, has not triggered any of the Offer Conditions.”

C. Items 3, 5, 8 and 11

Item 3 “Identity and Background of Filing Person,” Item 5 “Past Contacts, Transactions, Negotiations and Agreements,” Item 8 “Interest in Securities of the Company,” and Item 11 “Additional Information” of the Amended Statement, each of which incorporate by reference the information contained in the Offer to Purchase, are hereby amended as follows:

1. Section 9 of the Offer to Purchase is hereby amended to include the following information:

“Levine Leichtman Capital Partners III - Amicus Fund, L.P., a California limited partnership (‘LLCP-Amicus’), is, together with LLCP, FAC and Offeror, a co-bidder in connection with the Offer. For all purposes of this Offer to Purchase, LLCP-Amicus shall be deemed a member of the Purchaser Group, as such term is defined in this Offer to Purchase. Accordingly, the following information is provided with respect to LLCP-Amicus:

The principal office of LLCP-Amicus is 335 North Maple Drive, Suite 240, Beverly Hills, California 90210. Its telephone number is (310) 275-5335. The general partner of LLCP-Amicus is LLCP Partners III, LLC, the California limited liability company which, as previously disclosed in this Offer to Purchase, is also the general partner of LLCP (“LLCP GP”). As previously disclosed in this Offer to Purchase, the managing member of LLCP GP is Levine Leichtman Capital Partners, Inc., a California corporation (“Levine Leichtman”). The address and phone number of each of LLCP GP and Levine Leichtman were previously disclosed in this Offer to Purchase. The name, business address, business phone number, principal occupation or employment and five-year employment history for each of the directors and executive officers of each of the foregoing entities is set forth on Annex I to this Offer to Purchase.

The principal business of LLCP-Amicus is to seek out opportunities to invest in middle market companies in connection with growth financings, restructurings, recapitalizations, mergers, acquisitions and buyouts. The principal businesses of LLCP GP and Levine Leichtman were previously disclosed in Section 9 of this Offer to Purchase.

Except as described in this Offer to Purchase, and as otherwise amended, (i) none of LLCP-Amicus, any other member of the Purchaser Group or, to the best knowledge of LLCP-Amicus, any of the persons listed in Annex I to this Offer to Purchase, or any associate or majority-owned subsidiary of LLCP-Amicus, any other member of the Purchaser Group or any of the persons so listed, beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of LLCP-Amicus, the other members of the Purchaser Group or, to the best knowledge of LLCP-Amicus, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past 60 days.

Except as provided in the Merger Agreement, the Confidentiality Agreement or as otherwise described in this Offer to Purchase, none of LLCP-Amicus, the other members of the Purchaser Group or, to the best knowledge of LLCP-Amicus, any of the persons listed in Annex I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Except as provided in the Merger Agreement, the Confidentiality Agreement or as otherwise described in this Offer to Purchase, none of LLCP-Amicus, the other members of the Purchaser Group or, to the best knowledge of LLCP-Amicus, any of the persons listed on Annex I to this Offer to Purchase, has, or during the past two years, had any business relationship or transaction, nor is there any present or proposed arrangement, with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the Commission applicable to the Offer. Except as set forth in this Offer to Purchase, during the past two years, there have been no contracts, negotiations or transactions between LLCP-Amicus or any other member of the Purchaser Group or any of their respective subsidiaries or, to the best knowledge of LLCP-Amicus, any of the persons listed in Annex I to this Offer to Purchase, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.”

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

F&H FINANCE CORP.

By:	/s/ Steven E. Hartman
Name:	Steven E. Hartman
Title:	President

FOX ACQUISITION COMPANY

By:	/s/ Steven E. Hartman
Name:	Steven E. Hartman
Title:	President

LEVINE LEICHTMAN CAPITAL PARTNERS III, L.P.

By:	Levine Leichtman Capital Partners, Inc.

By:	/s/ Steven E. Hartman
Name:	Steven E. Hartman
Title:	Vice President

LEVINE LEICHTMAN CAPITAL PARTNERS III - AMICUS FUND, L.P.

By:	Levine Leichtman Capital Partners, Inc.

By:	/s/ Steven E. Hartman
Name:	Steven E. Hartman
Title:	Vice President

Dated January 25, 2006